FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                          For the month of June 2003


                       Commission File Number 333-13944


                       Mahanagar Telephone Nigam Limited
                -----------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                      N/A
                -----------------------------------------------
                (Translation of Registrant's name into English)


                      12th Floor, Jeevan Bharati Tower-1
                             124 Connaught Circus
                               New Delhi 110 001
                                     India
                -----------------------------------------------
                   (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X  Form 40-F
                                    ---          ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

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         Attached hereto is a copy of the Audited Balance Sheet as at March
31, 2003 and the Profit and Loss Acount for the year ended March 31,2003 under Indian GAAP. Also attached is a press release issued by MTNL on June 19, 2003 regarding MTNL's Audited Financial Results for March 31, 2002-March 31, 2003.


                                     MAHANAGAR TELEPHONE NIGAM LIMITED
                                    Balance Sheet as at 31st March, 2003
--------------------------------------------------------------------------------------------------------------------
                                                                      As at 31.3.2003               As at 31.3.2002
                                                                     (Rs.in Millions)              (Rs.in Millions)
--------------------------------------------------------------------------------------------------------------------
 SOURCES OF FUNDS
 Shareholders' Funds

 Share Capital                                                               6,300.00                      6,300.00

 Reserves & Surplus                                                         88,669.73                     83,096.41

 Loan Funds

 Unsecured Loans                                                                    -                     26,190.00
                                                          ----------------------------------------------------------

 Total                                                                      94,969.73                    115,586.41
                                                          ----------------------------------------------------------
 APPLICATION OF FUNDS
 Fixed Assets

 Gross Block                                                               126,652.06                    117,322.24

 Less : Depreciation                                                        71,480.32                     64,204.26

 Net Block                                                                  55,171.74                     53,117.98
                                                          ----------------------------------------------------------


 Capital Work-in-Progress                                                    9,187.37                      7,978.05

 Investments                                                                 3,710.12                      1,026.77

 Current Assets, Loans & Advances

 Inventories                                                                 1,497.64                      2,772.74

 Sundry Debtors                                                              7,521.84                      7,361.46

 Cash & Bank Balances                                                       18,153.88                     24,446.51

 Other Current Assets                                                        6,140.69                      5,746.03

 Loans & Advances                                                           91,170.09                     91,432.49
                                                          ----------------------------------------------------------
                                                                           124,484.14
                                                                                                         131,759.23
                                                          ----------------------------------------------------------
 Less : Current Liabilities and Provisions

 Current Liabilities                                                        52,434.46                     37,242.42

 Provisions                                                                 45,149.18                     41,053.20

 Net Current Assets                                                         26,900.50                     53,463.61
                                                          ----------------------------------------------------------

 Total                                                                      94,969.73                    115,586.41
                                                          ----------------------------------------------------------




 For V.K.VERMA & Co.                             (S.C.Ahuja)                        (Sumita Purkayastha)
 Chartered Accountants                        Company Secretary                   General Manager (Investors
Relation)


 (Pradeep Verma)                                (R.S.P. Sinha)                        (Narinder Sharma)
 Partner                                      Director (Finance)                Chairman & Managing Director

 Place :  New Delhi
 Date  :  18th June 2003


                                   MAHANAGAR TELEPHONE NIGAM LIMITED
                      Profit & Loss Account for the year ended 31st March, 2003
--------------------------------------------------------------------------------------------------------------------
                                                                        For  the year                 For  the year
                                                                      ended 31.3.2003               ended 31.3.2002
                                                                      (Rs.in Million)              (Rs. in Million)
--------------------------------------------------------------------------------------------------------------------
 INCOME

 Income from Services                                                       58,065.30                     61,437.23

 Other Income                                                                2,241.35                      2,483.47
                                                          ----------------------------------------------------------

                                                                            60,306.65                     63,920.70
                                                          ----------------------------------------------------------
 EXPENDITURE

 Employees' Remuneration and Benefits                                       14,338.53                     13,770.64

 Revenue Sharing                                                            10,995.44                      9,875.83

 Licence Fee                                                                 5,818.16                      6,644.88

 Administrative,Operating & Other Expenses                                   7,558.35                      7,153.28

 Depreciation                                                                8,670.42                      8,164.56

 Interest                                                                      328.19                        288.35
                                                          ----------------------------------------------------------

                                                                            47,709.09                     45,897.54
                                                          ----------------------------------------------------------
 Profit Before Tax
                                                                            12,597.56                     18,023.16

 Provision for Taxation                                                      3,600.32                      4,937.63

 Profit After Tax                                                            8,997.24                     13,085.53

 Prior period adjustments                                                      225.69                         78.76

 Profit For the Year                                                         8,771.55                     13,006.77
                                                          ----------------------------------------------------------

 Profit Available for Appropriation                                          8,771.55                     13,006.77
                                                          ----------------------------------------------------------
 Appropriation :

 Final Dividend                                                              2,835.00                      2,835.00

 Tax on Dividend                                                               363.23                             -

 Transfer To  Contingency  Reserve                                           1,022.97                      1,782.44

 General Reserve                                                             4,550.35                      8,389.33

                                                                             8,771.55                     13,006.77

--------------------------------------------------------------------------------------------------------------------



 For V.K.VERMA & Co.                             ( S.C. Ahuja)                      (Sumita Purkayastha)
 Chartered Accountants                         Company Secretary              General Manager (Investors Relation)



 (Pradeep Verma)                                  (R.S.P.Sinha)                              (Narinder Sharma)
 Partner                                        Director (Finance)                    Chairman & Managing Director

 Place:  New Delhi
 Date :  18th June 2003

                                 PRESS RELEASE
                                 -------------

                MTNL RETAINED ITS DIVIDEND PAYMENT TO 45% LEVEL


         The Board of Directors of MTNL has taken on record the audited financial results for the year ended on 31.3.2003. Inspite of decrease in revenue and also net profit, the Board has recommended 45% dividend. This has been recommended keeping the interest of the shareholders in mind. MTNL will also have to bear 12.81% tax (including surcharge) on dividend, which will be free of tax in the hands of shareholders.

          Income from services has declined from Rs.61437.23 Million during the last financial year 2001-02 to Rs. 58065.30 Million during the current financial year. Despite reduction in tariff of NLD calls by 60% w.e.f. February 2002 & thereafter by 40% w.e.f March 2003 and reduction in tariff of ILD calls by 40% w.e.f. July 2002, the revenue has come down by 5.49% only. This indicates that MTNL has maintained the growth rate almost at the same level.

          Other income has declined from Rs.2483.47 Million in the last financial year 2001-02 to Rs. 2241.35 Million in the current financial year i.e. a marginally decrease by 242.12 Million. The decrease in other income by 9.75% is due to constant fall in the interest rates on short-term deposit & nominal foreign exchange fluctuations. Staff expenditure has increased mainly on account of the provision for the pension liability, which was not adequately provided in the earlier years and also because of normal increase on account of DA and basic Pay.

         MTNL has made a net profit of Rs.8771.55 Million in the current financial year against Rs.13006.77 Million in the previous financial year. The reduction in profit is mainly on account of decrease in income & increase in expenditure in the current year as compared to the previous year.

         During the year 2002-03 Our Basic telephone subscribers have increased by 102514, Internet customer have increased by 88619, Cellular Mobile Subscribers have increased by 69742 and subscribers including FWT & CORDECT have increased by 47844. With the increase in customer base, the Company is expected to receive more revenue in time to come.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Mahanagar Telephone Nigam Limited


                                             By      /s/ R.S.P. Sinha
                                               -------------------------------
                                             Name:      R.S.P. Sinha
                                             Title:     Director (Finance)


Date:   June 27, 2003